SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 21,891
Commissions receivable	247,819
Prepaid expenses	17,490
TOTAL ASSETS	$ 287,200

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 107,745
TOTAL LIABILITIES	107,745
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	156,301
Retained earnings (deficit)	22,154
TOTAL STOCKHOLDER'S EQUITY	179,455
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 287,200